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                                                                   EXHIBIT 99.4



                            [NATIONSBANK LETTERHEAD]

                                                               November 15, 1996

Dear Fellow Shareholder:

     We are pleased to enclose information relating to a Special Meeting of Shareholders of NationsBank Corporation to be held in the International Trade Center, 200 North College Street, in the city of Charlotte, North Carolina, at 11:00 a.m. local time on December 20, 1996.

     On August 29, 1996, NationsBank and Boatmen's Bancshares, Inc. entered into a definitive agreement to combine NationsBank with Boatmen's by merging Boatmen's into a wholly owned subsidiary of NationsBank. The merger has been approved by the Boards of Directors of both NationsBank and Boatmen's.

     The purpose of our Special Meeting is to consider and vote on (i) the issuance of NationsBank stock to Boatmen's shareholders in the proposed merger,
(ii) an amendment to the NationsBank Restated Articles of Incorporation to increase the authorized number of shares of Common Stock to 1,250,000,000, and
(iii) an amendment and restatement of the NationsBank Corporation Key Employee Stock Plan.

     The merger with Boatmen's is a momentous event in the history of our company. The merger will create an unmatched banking franchise serving more than 13 million customers in 16 states in the Southeast, Mid-Atlantic, Midwest and Southwest. As a result of the merger, NationsBank will have pro forma combined assets of approximately $225 billion, pro forma combined deposits of approximately $139 billion and pro forma combined shareholders' equity of approximately $19 billion.

     The principal purpose of the proposed amendment to increase the authorized number of shares of Common Stock is to permit potential future stock splits in appropriate circumstances.

     The matters to be voted on by NationsBank shareholders require for approval the affirmative vote of a majority of the votes cast by holders of NationsBank Common Stock and NationsBank ESOP Convertible Preferred Stock, Series C, voting together as a single class. In addition, the proposal regarding the amendment to the NationsBank Restated Articles of Incorporation also requires for approval the affirmative vote of a majority of the votes cast by the holders of NationsBank Common Stock, voting together as a separate group.

     Shareholders are entitled to vote all shares of Common Stock and ESOP Convertible Preferred Stock, Series C, held by them on October 22, 1996, which is the record date for the Special Meeting.

     WE URGE YOU TO CONSIDER CAREFULLY THESE IMPORTANT MATTERS, WHICH ARE DESCRIBED IN THE ATTACHED JOINT PROXY STATEMENT-PROSPECTUS. In order to ensure that your vote is represented at the meeting, please indicate your choice on the proxy form, date and sign it, and promptly return it in the enclosed envelope. You are, of course, welcome to attend the meeting and to vote your shares in person.

                                               /s/  HUGH L. McCOLL, JR.
                                          --------------------------------------
                                                   Hugh L. McColl, Jr.
                                                Chairman of the Board and
                                                 Chief Executive Officer